Gold Fields Limited (Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code: ZAE000018123 (Gold Fields or the Company) YAMANA GOLD ENTERS INTO ARRANGEMENT AGREEMENT WITH PAN AMERICAN AND AGNICO AND ANNOUNCES CHANGE IN RECOMMENDATION 1. INTRODUCTION Shareholders are referred to the announcements published by Gold Fields on 31 May 2022, 11 July 2022, 4 October 2022, 24 October 2022, 4 November 2022 and 7 November 2022 (Previous Announcements) regarding the proposed acquisition of all the issued and outstanding common shares of Yamana Gold Inc. (Yamana) pursuant to a plan of arrangement (the Transaction). Capitalised terms not defined in this announcement have the meaning given to such terms in the Previous Announcements as applicable. 2. YAMANA ENTERS INTO ARRANGEMENT AGREEMENT AND ANNOUNCES CHANGE IN RECOMMENDATION Shareholders are advised that Yamana has issued a press release today, 8 November 2022, confirming that: following the waiver by Gold Fields of its 5 business day matching right and response period under the Arrangement Agreement, Yamana has entered into an arrangement agreement with Pan American and Agnico in respect of the Joint Offer for Yamana; and the Yamana board has changed its recommendation in relation to the Arrangement and the Transaction with Gold Fields, and now unanimously recommends that Yamana shareholders vote against the Transaction at the Yamana Meeting. The Gold Fields investment committee will now be convened and Gold Fields will provide a further update to shareholders on the Transaction following that meeting, on SENS and Form 6- K. Johannesburg 8 November 2022 Lead Financial Adviser and JSE Transaction Sponsor: Merrill Lynch South Africa (Pty) Ltd t/a BofA Securities Financial Adviser: J.P. Morgan Chase Bank, NA., Johannesburg Branch South African Legal Counsel: Webber Wentzel U.S. and International Legal Counsel: Linklaters LLP Canadian Legal Counsel: Fasken Martineau DuMoulin LLP Notes to editors About Gold Fields

Gold Fields Limited is a globally diversified gold producer with nine operating mines in Australia, Peru, South Africa, and West Africa (including the Asanko Joint Venture) and one project in Chile. Gold Fields has total attributable annual gold-equivalent production of 2.34Moz, attributable gold-equivalent Mineral Reserves of 48.6Moz and gold Mineral Resources of 111.8Moz. Gold Fields’ shares are listed on the Johannesburg Stock Exchange (JSE) and its American depositary shares trade on the New York Stock Exchange (NYSE). For more information, please contact: Gold Fields Investors Avishkar Nagaser, EVP, Investor Relations and Corporate Affairs Tel: +27 11 562 9775; Mobile: +27 82 312 8692 Email: Avishkar.Nagaser@goldfields.com Thomas Mengel, Manager, Investor Relations Tel: +27 11 562 9849; Mobile: +27 72 493 5170 Email: Thomas.Mengel@goldfields.com Gold Fields Media Sven Lunsche, Vice President Corporate Affairs Tel: +27 11 562 9763; Mobile: +27 83 2609279 Email: Sven.Lunsche@goldfields.com Media Brunswick Group (Communications adviser to Gold Fields) Johannesburg: Timothy Schultz; Tel: +27 82 309 2497 London: Pip Green / Tom Pigott; Tel: +44 20 7404 5959 North America: Emily Levin / Nikki Ritchie; Tel: +1 202 617 8582 / Tel: +1 845 682 9850 Important Information Further information pertaining to the Transaction is contained in the Transaction Documents. Shareholders are advised to read the Transaction Documents, which contains the terms and conditions of the Transaction, with care and in full. Any decision or analysis of and/or election in respect of the Transaction, and/or other matters dealt with in the Transaction Documents should be made only on the basis of such information. Nothing contained in this announcement constitutes, or is intended to constitute, investment, tax, legal, accounting or other professional advice. No Offer or Solicitation This announcement is for information purposes only and does not constitute or form part of any offer to sell or issue or any solicitation of any offer to buy or subscribe for any securities in the United States or any other jurisdiction. This announcement does not constitute a prospectus or other offering document. No securities have been or will be registered under the U.S. Securities Act, or the securities laws of any state of the United States or any other jurisdiction, and any securities issued in connection with the Transaction are anticipated to be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided for by Section 3(a)(10) thereof and in accordance with applicable state securities laws. No public offering of securities is being made in any jurisdiction where such an offering would be unlawful. The distribution of this announcement may be restricted by applicable laws and regulations. Persons who are physically located in those jurisdictions and in which this announcement is circulated, published or distributed must inform themselves about and observe such restrictions. The information contained in this announcement does not constitute or form a part of any offer to the public for the sale of, or subscription for, or an invitation, advertisement or the solicitation of an offer to purchase and/or subscribe for, securities as defined in and/or contemplated by the South African Companies Act, No. 71 of 2008 (South African Companies Act). Accordingly, this announcement does not, nor does it intend to, constitute a “registered prospectus” or an advertisement relating to an offer to the public, as contemplated by the South African Companies Act and no prospectus has been, or will be, filed with the South African Companies and Intellectual Property Commission in respect of this announcement. The information contained in this announcement constitutes factual information as contemplated in Section 1(3)(a) of the South African Financial Advisory and Intermediary Services Act, 37 of 2002, as amended (FAIS Act) and should not be construed as an express or implied recommendation, guide or proposal that any particular transaction in respect of any securities referred to in this announcement or in relation to the business or future investments of Gold Fields and/or Yamana, is appropriate to the particular investment objectives, financial situations or needs of a prospective investor, and nothing contained in this announcement should be construed as constituting the canvassing for, or marketing or advertising of, financial services in South Africa. Gold Fields is not a financial services provider licensed as such under the FAIS Act. The information contained within this announcement is deemed to constitute inside information for the purposes of Article 7 of EU Regulation 596/2014 (which forms part of domestic UK law pursuant to the European Union (Withdrawal) Act 2018). Upon publication of this announcement, this information is now considered in the public domain. This announcement is not for release, publication or distribution, in whole or in part, in or into any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction. No shares are being offered to the public by means of this announcement. This announcement does not constitute or form part of, and should not be construed as, any offer, invitation or recommendation to purchase, sell or subscribe for any securities or the solicitation of any vote for approval in any jurisdiction and neither the issue of the information nor anything contained herein shall form the basis of or be relied upon in connection with, or act as an inducement to enter into, any investment activity, or the making of any investment decision.